1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001

SEAN GRABER
PARTNER
215.963.5598
sgraber@morganlewis.com


June 10, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Anu Dubey, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:     O'Connor EQUUS N-2 Filing (File Nos. 333-193931 and 811-22937)
        --------------------------------------------------------------

Dear Ms. Dubey:

On behalf of our client, O'Connor EQUUS (the "Fund"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on May 27, 2014, regarding the Fund's EDGAR Correspondence filed on May 23, 2014 (the "EDGAR Correspondence"). Responses to the Staff's comments, based on information provided by the Adviser, are set forth below. Capitalized terms not defined herein should be given the meaning provided in the revised N-2.

Additionally, the Fund has filed a revised final N-2 for the purpose of incorporating the changes discussed below and in the EDGAR Correspondence, including the Fund's seed audit financial statements, and finalizing the remaining disclosures. It is our goal to have the N-2 declared effective by the SEC staff on or about June 13, 2014.

COMMENTS ON THE PROSPECTUS


1. COMMENT. In the "Investment Strategies" section, please include an explanatory parenthetical for the term "contracts for difference."

     RESPONSE. In response to your request, we have revised the sentence containing the term to read as follows:

          For example, the Adviser may use contracts for difference (a form of equity swap whose value is based on the fluctuating value of an underlying instrument) to gain exposure to a non-US issuer because the derivative provides a more efficient use of capital compared to another financial instrument like an American Depositary Receipt ("ADR") or when an ADR is unavailable.

2. COMMENT. In the "Investment Objective, Strategies and Policies" section, please remove the discussion of the Fund's investments in derivatives from the paragraph relating to the Fund's "temporary defensive positions," as the Staff believes that derivatives are inappropriate investments for "temporary defensive positions."

     RESPONSE. While not necessarily agreeing with the Staff that investments in derivatives are inappropriate for use by the Fund as "temporary defensive positions," we have moved the discussion of the Fund's investments in derivatives from the paragraph relating to the Fund's "temporary defensive positions" to the Fund's investment strategy section.

3. COMMENT. In the "Related Performance Data of the Adviser" section, please include disclosure that the Adviser does not manage any substantially similar accounts or funds other than the Comparable Fund.

     RESPONSE. In response to your comment, we have added the following sentence to the end of this section's first paragraph:

          The Adviser does not manage any substantially similar accounts or funds other than the Comparable Fund.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
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Sean Graber